UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Peer to Peer Network

(Name of Issuer)

Common

(Title of Class of Securities)

705484103

(CUSIP Number)

FOMO WORLDWIDE, INC.

c/o Vikram Grover, CEO

831 W North Ave., Pittsburgh, PA 15233

(630) 708-0750

With copy to:

Dale Bergman, Esq.

Gutierrez Bergman Boulris, P.L.L.C.

901 Ponce de Leon Boulevard, Suite 303

Coral Gables, Florida 33134

(305) 358-5100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001-13126	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FOMO WORLDWIDE, INC. EIN #83-3889101
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California C-Corp., United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 210,000,000
	8.	SHARED VOTING POWER 2,432,797,448
	9.	SOLE DISPOSITIVE POWER 210,000,000
	10.	SHARED DISPOSITIVE POWER 2,432,797,448

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,432,797,448
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 001-13126	13D	Page 3 of 4 Pages

Background.

Item 1. Security and Issuer.

This Schedule 13D/A relates to the common shares of Peer to Peer Network aka Mobicard Inc. The address of the principal executive office of Peer to Peer Network is 45 Prospect Street, Cambridge, MA 02139. Its phone number is (617) 481-1971 and its websites are www.ptopnetwork.com and www.freemobicard.com.

Item 2. Identity and Background.

This Schedule 13D/A is filed by FOMO WORLDWIDE, INC., a business incubation Company that pursues majority and minority investments in public and private entities and whose Chief Executive Officer and control party is Vikram Grover. FOMO WORLDWIDE’s principal business and principal office address is 831 W North Ave., Pittsburgh, PA 15233. FOMO WORLDWIDE, INC. has written approval/proxy to represent several investors for the purpose of demanding a shareholder meeting and obtaining access to the books and records of Peer to Peer Network from January 1, 2019 to present. These investors, including FOMO WORLDWIDE, INC., own a total of 2,432,797,448 common shares of Peer to Peer Network representing 13.1% of the Company’s issued and outstanding common shares of 18,465,761,412 as of April 27, 2023 as per OTC Markets. Therefore, we are demanding that the Company’s Board of Directors immediately call for a special meeting of shareholders as allowed and required by State of Wyoming Statute §17-16-701, which requires a greater than 10% ownership threshold for such demand which our group surpasses. Further, Andy Sanjani, who owns 1,662,455,448 common shares or 9.0% out of 18,465,761,412 issued and outstanding shares as of April 27, 2023 as per OTC Markets, and our other 13D group members desire to assess the health of the Company, management’s compliance with shareholder votes required for corporate actions, the accuracy of unaudited financials, compliance with regulatory and disclosure rules for capital raising and solicitation of investors, and near-term and long-term outlooks for the business. Mr. Sanjani has granted us his proxy to demand the books and records of Peer to Peer Network. Therefore, on behalf of Mr. Sanjani, who surpasses the Wisconsin business statute threshold requiring at least 5% ownership for such action, we have demanded to inspect the books and records of Peer to Peer Network from January 1, 2021 to present under Wyoming business statute 17-16-1602(a)(b).

On March 26, 2023, we demanded the Company hold an annual meeting of shareholders, which to our knowledge has not occurred for several years. On behalf of the investor group and Mr. Sanjani individually, we have demanded a special meeting of shareholders and/or the books and records of the Company through electronic and written correspondence to the Peer to Peer Network Board of Directors and Chief Executive Officer on or around April 2, 2023, April 7, 2023, April 17, 2023, April 21, 2023, April 22, 2023, and April 27, 2023 by email, first class mail, and priority mail. These demands have also been filed by FOMO WORLDWIDE, INC. under Form 8-K on the SEC’s EDGAR system on or around those applicable dates.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

On May 5, 2019, FOMO WORLDWIDE, INC. pka FOMO CORP. pka 2050 Motors, Inc. entered into a Securities Purchase Agreement (“SPA”) between 2050 Motors and Vikram Grover (the “Purchase Agreement”) pursuant to which 2050 Motors agreed to purchase, subject to the terms and conditions set forth therein, 210,000,000 common shares of Peer to Peer Network for a total purchase price of $483,000. The source of funds to be used for the purchase was 400,000 1% Cumulative Convertible Series B Preferred Shares.

Item 4. Purpose of Transaction.

Strategic Investment

Item 5. Interest in Securities of the Issuer.

Activist

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Contract executed between FOMO WORLDWIDE, INC. pka FOMO CORP. pka 2050 Motors, Inc. and Vikram Grover executed May 5, 2019 to acquire 210,000,000 common shares of Peer to Peer Network from Vikram Grover incorporated by reference under Form 8-K filed with the SEC’s EDGAR system on May 6, 2019.

Item 7. Material to Be Filed as Exhibits.

PTOP special shareholder meeting and books and records demand #5 April 27, 2023.

CUSIP No. 001-13126	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FOMO WORLDWIDE, INC.

/s/ Vikram Grover, CEO
Vikram Grover